Report of Voting Results
Submitted Pursuant to

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

November 30, 2021

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of ImmunoPrecise Antibodies Ltd. (the "Company") held on November 30, 2021 via live teleconference (the "Meeting"). Each of the matters is described in greater detail in the Company's management information circular dated October 29, 2021 (the "Circular").

(a) The number of directors was set at six. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Number of Directors	4,929,541	89.39%	584,888	10.61%

(b) The five nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company's shareholders or until their successors are duly elected or appointed. Paul Andreola resigned from the board of directors on November 9, 2021 and did not stand for re-election at the Meeting. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Jennifer Bath	5,344,884	96.93%	169,545	3.07%
James Kuo	2,701,631	48.99%	2,812,798	51.01%
Greg Smith	2,824,500	51.22%	2,689,929	48.78%
Robert Burke	5,327,567	96.61%	186,862	3.39%
Anna Pettersson	5,415,664	98.21%	98,765	1.79%

(c) Grant Thornton LLP was reappointed as the Company's auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Reappointment of Auditors	7,027,377	97.98%	144,621	2.02%

(d) The Company's 10% rolling stock option plan was approved and ratified. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Stock Option Plan	5,131,422	93.05%	383,007	6.95%

Dated this 30th day of November, 2021.

IMMUNOPRECISE ANTIBODIES LTD.

By: (signed) Lisa Helbling

Name: Lisa Helbling

Title: Chief Financial Officer